JAMILA ARAPOVIC

Jamila was the CFO of Arapovic Companies from 2005 to 2019
2019 to Current Senior Advisor at SideHustle App

Jamila Arapovic started her professional career as a Financial Executive with Morgan Stanley Dean Witter. In this role, Ms. Arapovic was ranked one of the top advisors within the firm.

Ms. Arapovic is one of SideHustle's co-founders and a future leader in quality lead generation. With a B.S in Finance and B.A in International Business Management, Ms. Arapovic also pursued a Master of Business Administration degree. While completing her MBA, Ms. Arapovic founded and acted as COO of two logistics companies. Her strong skills as a strategic leader will enhance SideHustle's prospects, maintaining long-term financial stability, while focusing on team- building and customer retention.

Ms. Arapovic's other accomplishments include acting as an advisor to Freight Dealers Inc., a multimillion-dollar company that she co-owned and sold in 2017. She is the CEO of House of Transport; a company serving customers such as FedEx, Amazon, UPS, and Costco.